Filed by United Rentals
pursuant to Rule 425 under the
Securities Act of 1933, as amended.
Subject of the offer: RSC Holdings
(Commission File No.: 001-33485)
United Rentals VP Talking Points
THE NEWS
•	On December 16, 2011, United Rentals announced that it has reached an agreement to acquire RSC Holdings in a cash-and-stock transaction currently valued at $18.00 per share, or a total enterprise value of $4.2 billion, including $2.3 billion of net debt. The deal is expected to close in the first half of 2012, after receiving the necessary approvals.
•	Two respected businesses will be combined to create a new, best-in-class equipment rental company. It is an unprecedented milestone in the equipment rental industry.
•	By joining forces, United Rentals and RSC are bringing together a wealth of best practices and talent. The two companies have a lot of respect for each other. They share a similar philosophy of customer service, safety and commitment to excellence.
•	RSC is very well regarded for having a well-managed fleet, extensive customer support resources and a strong geographic presence. Currently, RSC services the industrial and construction markets with $2.7 billion of equipment and approximately 440 rental locations. They primarily operate in the United States, but have a presence in Canada as well.
THE WHY
•	The deal creates the leading North American equipment rental company, with greater scale, stronger growth prospects and more opportunity for operational efficiencies.
•	The new United Rentals will have a broad geographic footprint, with nearly 1,000 branches across the U.S. and Canada, and the largest, most versatile fleet in the industry.

•	The expansion should accelerate United Rentals’ growth with larger customers who operate nationally and multi-regionally.
•	RSC’s industrial base, added to our own, will make it easier to manage the business for less volatility in future cycles.
•	The timing is ideal:
•	We should receive even more benefit from the trend toward rental penetration.

•	Our construction end markets are projected to begin a modest recovery.

NEXT STEPS
•	It is business as usual between now and the closing. For now, nothing changes.
•	Our strategy for capturing business is still exactly the same. Sales calls, quotations and other customer situations should be handled the same way they are handled now, according to our company’s objectives for rate management, fleet management, customer service and margin improvement.
•	There will be no immediate changes to employee responsibilities. The top priority is to continue to provide customers with consistent, seamless support of the highest quality. Ultimately, we believe that the deal will translate into significant opportunities for employees of both companies.
•	Salaries and benefits will remain unchanged through December 31, 2012. Whatever you elected for 2012 will remain in effect for the full year. The company still intends to do a merit increase in 2012.
•	For our salespeople, there will be no change to the incentives, commissions and bonus structure we originally intended for 2012, although the sales opportunities themselves may change during the course of the year. The 2012 structure will be communicated in early January, as it is each year.
•	Both United Rentals and RSC provide strong and very similar compensation, healthcare and employee benefit programs. Our company will be very careful in selecting the best programs for 2013 forward, and will communicate on this topic so employees are well aware of any future developments.
•	At this early date, there is no timeline for future decisions on how merging of the operations may affect individual employees or branches. As soon as a timeline is available, you’ll hear about it.

•	Our company has a proven track record of successfully integrating businesses by identifying the best practices and talents of the companies we acquire. Obviously there is more overlap of operations in some areas than others, and those situations will be looked at carefully on a one-by-one basis. Certain areas may have no changes at all. You can be assured that no wholesale decisions will be made. United Rentals values each of its employees and will use the fairest possible process in cases where selections must be made.
•	Management will do its best to keep employees informed as much as possible every step of the way. We already have a culture of openness and strong channels of communication. That’s not going to change. If anything, these channels will be used more frequently in anticipation of our expanded employee base.
•	Customers will be watching us closely during the transition. We need to meet every expectation. Our employees will play a critical role in ensuring the success of this venture.
Cautionary Statement Regarding Forward-Looking Statements
This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and in the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof; and United Rentals and RSC Holdings assumes no obligations to update or revise any such forward-looking statements.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document relates to a proposed transaction between United Rentals and RSC Holdings, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation
United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.